September 17, 2024

Shaun Passley
Chief Executive Officer
ZenaTech, Inc.
69 Yonge St. Suite 1404
Toronto, Ontario Canada M5E 1K3

       Re: ZenaTech, Inc.
           Amendment No. 9 to Registration Statement on Form F-1
           Filed September 6, 2024
           File No. 333-276838
Dear Shaun Passley:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 3, 2024 letter.

Amendment No. 9 to Registration Statement on Form F-1
Consolidated Income Statements of Comprehensive Loss Expressed in Canadian dollars, page
142

1. We have reviewed your response to prior comment 3. In addition, you have revised the weighted average common shares outstanding to 16,980,325, which no longer equals the basic number of common shares outstanding of 17,016,499. Please provide a reconciliation of the numerators and the denominators of the basic and diluted per-share computations. Refer to Paragraph 70 of IAS 33.
Item 8. Exhibits and Financial Statement Schedules
Ex-23.2 Auditor's Consent March 31, 2024, page 208

2. In your next amendment, please have your independent registered public accounting firm update the consent in Exhibits 23.2 to explicitly reference the most recent amendment
 September 17, 2024
Page 2

       number (e.g.,    Amendment No. 10 to the Registration Statement on Form
F-1   ).
       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Karim Lalani